Exhibit 99.2

Visionary Holdings Inc.

105 Moatfield Dr. Unit 1003

Toronto, Ontario, Canada M3B 0A2

PROXY STATEMENT

July 18, 2024

GENERAL INFORMATION

This Proxy Statement and the accompanying Proxy Card are being mailed to holders (the Shareholders”) of common shares (the “Common Shares”) of Visionary Holdings Inc. (the “Company”) in connection with the solicitation of proxies by the board of directors (the “Board”) of the Company for the special meeting of Shareholders of the Company to be held online on August 9, 2024 (the “Meeting”).

 Voting By Registered Shareholders of Common Shares

When your Proxy Card is returned properly executed, the Common Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking the appropriate box.

If you sign and return your Proxy Card but do not specify any choices, you will thereby confer discretionary authority for your common shares to be voted as recommended by the Board. The Proxy Card also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.

Whether or not you plan to attend the Meeting, you can be assured that your Common Shares are voted by completing, signing, dating and returning the enclosed Proxy Card to the attention of the Company’s Chief Financial Officer at 105 Moatfield Dr. Unit 1003, Toronto, Ontario, Canada M3B 0A222F, not less than forty-eight (48) hours before the time appointed for the Meeting. You may revoke your Proxy Card at any time before it is exercised by giving written notice thereof to the Secretary of the Company, by submitting a subsequently dated Proxy Card, by attending the Meeting and withdrawing the Proxy Card, or by voting in person at the Meeting.

Each holder of the Common Shares in the capital of the Company in issue and recorded in the Register of Members of the Company at the close of business on July 2, 2024, is entitled to one vote on a show of hands and, on a poll, to one vote for each common share so held at the Meeting. All such common shares entitled to vote at the Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of the holders of a majority of the Record Shares will constitute a quorum for the transaction of business at the Meeting. Resolutions put to the vote at the Meeting will be decided by a show of hands unless a poll is, before or on the declaration of the result of the show of hands, demanded by the Chairman of the Meeting or any holder of Record Shares present in person or by proxy. Every Shareholder of a Record Share present in person or by proxy is entitled to one vote on a show of hands and, on a poll, to one vote for each Record Share held.

If two or more persons are jointly registered as holders of a Common Share then in voting, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other holders of the common share and, for this purpose seniority, shall be determined by the order in which the names stand on the register of the Shareholders.

Proposal No. 3 seeks Shareholders' authorization to amend the Articles of Incorporation to empower the Board, subject to any limitations prescribed by law, to issue in their sole discretion shares of Preference Stock in series. This amendment will allow the Board to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series, as well as any qualifications, limitations, or restrictions thereof.

Except as otherwise required by law, pursuant to the Articles, holders of Common Shares are not entitled to vote on any amendment to the Articles that relates solely to the terms of one or more outstanding series of Preference Shares if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Articles of Incorporation.

The Articles also provide that holders of Preference Shares may confirm, by casting at least two-thirds (2/3) of the votes cast at a meeting of holders of the Preference Shares, any special resolution duly called for the purpose of amending the Articles to delete or vary any preference, right, condition, restriction, limitation, or prohibition attaching to the Preference Shares or to create special shares ranking in priority to or on a parity with the Preference Shares. Holders of Preference Shares have the right to cast one (1) vote per share on every poll taken at every such meeting or adjourned meeting in respect of each Preference Share held. It is noted that the Company currently has no issued Preference Shares.

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Broker Non-Votes and Abstentions

Under the rules of various national and regional securities exchanges, your broker, bank or other nominee cannot vote your shares with respect to non-discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee. The proposals, except for the Ratification of Auditors Proposal, will be considered non-discretionary and therefore your broker, bank or other nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee may deliver a Proxy Card expressly indicating that it is NOT voting your shares; this indication that a broker, bank or other nominee is not voting your shares is referred to as a “broker non-vote.” The Ratification of Auditors Proposal will be considered discretionary and therefore your broker, bank or other nominee may vote your shares without your instruction.

With respect to the meeting, abstentions and broker non-votes will be considered present for the purposes of establishing a quorum but will have no effect on any of the Proposals.

 Certain Filings With SEC

Our activities for the fiscal year ended March 31, 2023, are included in our annual report on Form 20-F, filed with the Securities and Exchange Commission (“SEC”) on August 15, 2023 (the “Annual Report”). Our activities for the six months ended September 30, 2023, are included in our unaudited consolidated interim financial information report on Form 6-K, filed with the SEC on March 29, 2024 (the “Interim Report”). Upon written request to the Secretary of the Company, the Company will provide, without charge, to each person solicited, a copy of the Annual Report, including the financial statements and report of independent registered public accounting firm filed therewith, and the Interim Report. You may request copies of the Annual Report by addressing your request to Secretary, Visionary Holdings Inc., 105 Moatfield Dr. Unit 1003, Toronto, Ontario, Canada M3B 0A222F.The Annual Report, the Interim Report and other reports that we file with the SEC are also available to the public from the SEC’s website at http://www.sec.gov.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information regarding the beneficial ownership of our common shares as of June 20, 2024 by (a) each shareholder who is known to us to own beneficially 5% or more of our outstanding ordinary shares; (b) all directors; (c) our executive officers and (d) all executive officers and directors as a group. Except as otherwise indicated, all shares are owned directly and the percentage shown is based on 3,774,262 common shares issued and outstanding. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to, or the power to receive the economic benefit of ownership of, the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within sixty (60) days, including through the exercise of any option or other right or the conversion of any other security. However, these shares are not included in the computation of the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is 200 Town Centre Boulevard, Markham Ontario.

	Shares Beneficially Owned
Name of Beneficial Owner	Number	Percent
Officers and Directors
William Chai	—	—
Marc Kealey	—	—
Simon Tang	—	—
Fan Zhou(1)	1,516,668	40.2%
Zhong Chen	—	—
All directors and executive officers as a group	1,516,668	40.2%

5% Stockholders
3888 Investment Group Limited(1)	1,516,668	40.2%
Monolith IT Solutions Inc.(2)	259,000	6.9%
CAKL Holdings SDN BHD(3)	253,334	6.7%
5% Stockholders as a group	2,029,002	53.8%

(1) Ms. Fan Zhou is the sole owner of 3888 Investment Group Limited, which is the record owner of 1,516,668 common shares of the Company. Consequently, Ms. Zhou may be deemed the beneficial owner of Common Shares held by 3888 Investment Group Limited.

 (2) Ying Wang and Yamin Han each beneficially own 50% of Monolith IT Solutions, Inc., which is the record owner of 259,000 Common Shares, and may be deemed to beneficially own such Common Shares held directly by Monolith IT Solutions Inc.

(3) Mr. Bin Liu is the sole owner of CAKL Holdings SDN BHD, which is the record owner of 253,334 common shares of the Company. Consequently, Mr. Bin Liu may be deemed the beneficial owner of Common Shares held by CAKL Holdings SDN BHD.

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Board of Directors

The Board is responsible for establishing broad corporate policies and for overseeing the overall performance of the Company. The Board reviews significant developments affecting the Company and acts on other matters requiring its approval.

Number and Terms of Directors

The Articles of the Company permit the number of directors to range between one (1) and ten (10). Company currently has five (5) directors and each director is to serve until his or her successor is elected and qualified or until his or her death, resignation or removal.

Arrangements

We are not aware of any arrangement among shareholders regarding the nomination or approval of directors or senior management.

Involvement in Certain Legal Proceedings

During the past ten years, none of the Company’s directors have been the subject of the following events:

1.	a petition under the Federal bankruptcy laws or any state insolvency law was filed by or against, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	convicted in a criminal proceeding or is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.	the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

(i)	acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

(ii)	engaging in any type of business practice; or

(iii)	engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.	the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph 3.i in the preceding paragraph or to be associated with persons engaged in any such activity;

5.	was found by a court of competent jurisdiction in a civil action or by the SEC to have violated any Federal or State securities law, and the judgment in such civil action or finding by the SEC has not been subsequently reversed, suspended, or vacated;

6.	was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

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7.	was the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

(i)	any Federal or State securities or commodities law or regulation; or

(ii)	any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or

(iii)	any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

8.	was the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Director Independence

The Company has directors who qualify as “independent” according to the rules of the Nasdaq Stock Market, LLC. The Company’s Board has determined that the following directors are “independent” as such directors do not have a direct or indirect material relationship with the Company: Dr. Simon Tang, William Chai, and Marc Kealy.

A material relationship is a relationship which could, in the view of the Company’s Board of Directors, be reasonably expected to interfere with the exercise of a director’s independent judgment.

Board Committees

The Company has established three (3) committees under the Board of Directors: an Audit Committee, a Compensation Committee and a Nominating Committee. Each committee is governed by a charter approved by the Board of Directors. In addition, the Company has an informal Strategic Advisory Board that will assist the board in setting strategies, achieving goals and analyzing opportunities.

Audit Committee

The Company has appointed to its Audit Committee three (3) directors that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. One of the Company’s directors on the Audit Committee is an “audit committee financial expert” within the meaning of the SEC rules and possesses financial sophistication within the meaning of the Listing Rules of the Nasdaq Stock Market. The Audit Committee oversees the Company’s accounting and financial reporting processes and the audits of the financial statements of the Company. The Audit Committee is responsible for, among other things:

•	selecting the Company’s independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the Company’s independent registered public accounting firm;

•	reviewing with the Company’s independent registered public accounting firm any audit problems or difficulties and management’s response and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K;

•	discussing the annual audited financial statements with management and the Company’s independent registered public accounting firm;

•	annually reviewing and reassessing the adequacy of the Company’s Audit Committee charter;

•	meeting separately and periodically with management and the Company’s independent registered public accounting firm;

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•	reporting regularly to the full board of directors;

•	reviewing the adequacy and effectiveness of the Company’s accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposure; and

•	such other matters that are specifically delegated to our Audit Committee by the Board of Directors from time to time.

Compensation Committee

The Company has appointed to our Compensation Committee three (3) directors that will satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Company’s Compensation Committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. No officer may be present at any committee meeting during which such officer’s compensation is deliberated upon. The Compensation Committee is responsible for, among other things:

•	reviewing and approving to the Board of Directors with respect to the total compensation package for the Company’s most senior executive officers;

•	approving and overseeing the total compensation package for the Company’s executives other than the most senior executive officers;

•	reviewing and recommending to the Board of Directors with respect to the compensation of the Company’s directors;

•	reviewing periodically and approving any long-term incentive compensation or equity plans;

•	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

•	programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

The Company has appointed to our Nominating Committee three (3) directors that satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market and meet the independence standards under Rule 10A-3 under the Exchange Act. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on the Board of Directors. The Nominating Committee considers persons identified by its members, management, shareholders, investment bankers and others.

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PROPOSAL NO. 1.

AUTHORIZE THE BOARD OF DIRECTORS TO AMEND THE ARTICLES OF INCORPORATION OF THE COMPANY (THE “ARTICLES”) TO CREATE VOTING CLASS A AND CLASS B COMMON STOCK AND NON-VOTING CLASS C CAPITAL STOCK

Background

The Company currently has one class of common shares (the “Common Shares”). The Board of Directors proposes to amend the Articles to create three classes of Common Shares: Class A Common Stock, Class B Common Stock, and Class C Capital Stock. The Board proposes that Class A and Class B Common Stock be the voting Common Shares; Class A Common Stock to be entitled to one (1) vote per share and Class B Common Stock to one hundred (100) votes per share, and that Class C Capital Stock be the non-voting common shares. This structure aims to provide flexibility in capital raising and governance, ensuring that the Company can attract diverse investors while maintaining effective control mechanisms. The proposed amended Articles are provided in Appendix A accompanying this proxy statement.

Reasons for the Board’s Recommendation

Enhanced Governance

Creating the voting Class A and Class B Common Stock allows the Company to maintain strategic control, particularly in decision-making processes.

Flexible Capital Raising

The non-voting Class C Capital Stock can be used to attract investment without diluting voting power, supporting capital raising while preserving control.

Alignment with Strategic Goals

The new share structure aligns with the Company's long-term strategic objectives, supporting growth and stability.

Risks for Investors

While the proposal aims to provide flexibility in capital raising and enhance governance, it also introduces several risks for investors and the company, such as the following:

Dilution of Voting Power

The creation of Class B Common Stock with 100 votes per share could significantly dilute the voting power of the existing Common Share Shareholders. This could lead to a concentration of control in the hands of Class B Common Stock Shareholders, potentially marginalizing the influence of Class A Common Stock Shareholders on corporate decisions.

Potential for Abuse of Control

The high voting power associated with Class B Common Stock can lead to an imbalance in corporate governance. This may allow Class B Common Stock shareholders to make decisions that primarily benefit their interests rather than those of the company or other shareholders, potentially leading to conflicts of interest.

Reduced Influence for Minority Shareholders

Class A and Class C Capital Stock shareholders might find their ability to influence corporate decisions significantly reduced. Minority shareholders may feel disenfranchised, leading to dissatisfaction and a potential decrease in shareholder engagement and loyalty.

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Market Perception and Stock Value

The introduction of multiple classes of shares with different voting rights can be viewed negatively by the market. Investors might perceive this as a move to entrench control, potentially leading to a decline in stock value due to concerns over governance and minority shareholder rights.

Complexity and Administrative Burden

Managing multiple classes of shares can increase the complexity and administrative burden for the company. This can lead to higher costs and operational inefficiencies, potentially affecting the company’s overall performance.

Regulatory and Legal Challenges

The creation of new share classes and the associated changes in voting rights might attract regulatory scrutiny or legal challenges, especially from shareholders who feel disadvantaged. Such challenges can result in legal costs, delays, and potential reputational damage to the company.

Impact on Future Financing

The existence of multiple share classes, especially with disparate voting rights, might complicate future financing efforts. Potential investors may be wary of investing in a company where control is heavily skewed, which could limit the company’s ability to raise capital on favorable terms.

Conversion upon Liquidation

The automatic conversion of Class C Capital Stock into Class A Common Stock upon liquidation or certain corporate actions might create uncertainty or disputes regarding the valuation and treatment of these common shares. This could complicate liquidation proceedings and affect the distribution of assets among shareholders.

Shareholder Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the "Common Shares Articles Amendment").

RESOLVED THAT:

1.	The Board of Directors of the Company be and is hereby authorized to amend the Articles of Incorporation to create the voting Class A and Class B Common Stock and the non-voting Class C Capital Stock as detailed in Appendix A to this resolution, subject to compliance with all applicable laws and regulations.

2.	The Articles of the Company be amended to reflect this authorization, including the terms, rights, preferences, and limitations of the Class A and Class B Common Stock and Class Capital Stock.

3.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution, including making any necessary filings and obtaining any required approvals.

Schedule A

The complete Shareholder’s Resolution is provided in Schedule A accompanying this proxy statement.

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Vote Required to Approve Proposal No. 1

For the Common Shares Articles Amendment to be approved, at least a two-thirds (2/3) of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Common Shares Articles Amendment. Unless the shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Common Shares Articles Amendment.

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PROPOSAL NO. 2.

AUTHORIZE THE BOARD OF DIRECTORS TO AMEND OF THE ARTICLES OF THE COMPANY TO AUTHORIZE THE BOARD TO ISSUE IN SERIES AND ESTABLISH THE RIGHTS, PREFERENCES AND LIMITATIONS OF THE PREFERENCE SHARES OF THE COMPANY

Background

The Board of Directors proposes amending the Articles of the Company to establish the rights, preferences, and limitations of preferred shares of the Company (the “Preference Shares”). This amendment will allow the Board to issue preference shares in series, with specific rights and preferences tailored to the needs of the Company and its strategic objectives. The proposed amended Articles are provided in Appendix B accompanying this proxy statement.

Reasons for the Board’s Recommendation

Strategic Flexibility

The ability to issue preference shares with tailored rights and preferences provides the Company with a versatile tool for financing and strategic partnerships.

Attracting Investment

Preference Shares can attract a wider range of investors, including those seeking specific income and risk profiles.

Financial Stability

Issuing preference shares can provide the Company with additional capital without diluting the voting power of common shareholders.

Risks for Investors

Dilution of Common Shareholder Influence

Preference Shares may be given certain rights and privileges that can dilute the influence of Common Shares holders, particularly if Preference Shares holders are given priority in dividend payments or liquidation. Common Shares holders may have reduced influence over corporate decisions, especially if Preference Shares carry significant voting rights or convert into voting shares under certain conditions.

Increased Financial Obligations

Issuing Preference Shares typically involves fixed dividend obligations, which the Company must meet regardless of its financial performance. These fixed obligations can strain the Company's cash flow, especially during periods of lower profitability, potentially impacting its financial stability and ability to invest in growth opportunities.

Complexity and Administrative Burden

Managing multiple series of Preference Shares with different rights, preferences, and restrictions can increase the complexity and administrative burden on the Company. This complexity can lead to higher administrative costs and potential inefficiencies in governance and management.

Potential for Conflicts of Interest

The introduction of Preference Shares can create conflicts of interest between Preference Shares holders and Common Shares holders, particularly if their interests are not aligned. Such conflicts can complicate corporate governance and decision-making processes, potentially leading to disputes and inefficiencies.

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Market Perception

The market might perceive the issuance of preference shares as a signal that the Company is facing financial challenges or needs to raise capital urgently. Negative market perception can lead to a decline in the Company's stock price and reduced investor confidence.

Regulatory and Compliance Risks

Issuing Preference Shares must comply with various securities laws and regulations, which can be complex and subject to change. Failure to comply with these regulations can result in legal challenges, fines, and other penalties, potentially harming the Company's reputation and financial health.

Preference Over Common Shares in Liquidation

In the event of liquidation, Preference Shares holders typically have priority over Common Shares holders in the distribution of assets. This priority can reduce the residual value available to Common Shares holders, potentially resulting in significant losses for them.

Shareholder Resolution

At the Meeting, shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the " Preference Shares Articles Amendment").

RESOLVED THAT:

1.	The Board of Directors of the Company be and is hereby authorized to amend the Articles of the Company to establish the rights, preferences, and limitations of the preference shares as detailed in Appendix B to this resolution, subject to compliance with all applicable laws and regulations..

2.	The Articles of the Company be amended to reflect this authorization, including the terms, rights, preferences, and limitations of the preference shares.

3.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution, including making any necessary filings and obtaining any required approvals.

Schedule B

The complete Shareholder’s Resolution is provided in Schedule B accompanying this proxy statement.

Vote Required to Approve Proposal No. 2

For the Preference Shares Articles Amendment to be approved, at least a at least a two-thirds (2/3) of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Preference Shares Articles Amendment. Unless the shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Preference Shares Articles Amendment.

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PROPOSAL NO. 3.

AUTHORIZE THE INCREASE OF THE NUMBER OF DIRECTORS OF THE COMPANY FROM FIVE (5) TO NINE (9)

Background

The Articles of the Company provide that the number of directors for the Company is a range with a minimum of one (1) and a maximum of ten (10).

The Board of Directors believes that increasing the number of directors from five (5) to nine (9) will enhance the governance structure of the Company and support its strategic objectives. An expanded board will allow for a broader range of expertise, experience, and perspectives, which are essential for making informed decisions and guiding the Company through its next phase of growth. Additionally, the increased number of directors will help to distribute the workload more effectively and improve oversight and governance practices.

Reasons for the Board’s Recommendation

Enhanced Expertise and Diversity

Increasing the number of directors will provide the Company with access to a broader range of skills, experiences, and viewpoints. This diversity is crucial for innovative problem-solving and strategic decision-making.

Improved Oversight

A larger board can lead to more effective oversight of the Company’s management and operations, helping to ensure that all aspects of the business are scrutinized thoroughly.

Strategic Growth

As the Company grows and diversifies its operations, having a larger board will support its ability to manage this complexity and execute its strategic plans effectively.

Workload Distribution

With more directors, responsibilities can be distributed more evenly, allowing for more specialized attention to various committees and areas of governance.

Risks for Investors

While increasing the number of directors on the Board can bring various benefits, such as enhanced expertise and improved oversight, it also introduces several risks, such as:

Decision-Making Complexity

A larger Board may lead to more complex and time-consuming decision-making processes. Increased complexity can result in slower responses to emerging challenges and opportunities, potentially hindering the Company's agility and efficiency.

Higher Costs

An increase in the number of directors can result in higher administrative and compensation costs. These additional costs can impact the Company's financial resources and potentially reduce profitability.

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Shareholder Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the "Board Directors Number Change").

RESOLVED THAT:

1.	The number of directors of the Company be and is hereby increased from five (5) to nine (9) directors.

2.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution.

Schedule C

The complete Shareholder’s Resolution is provided in Schedule C accompanying this proxy statement.

Vote Required to Approve Proposal No. 3

For the Board Directors Number Change Proposal to be approved, at least a majority of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Board Directors Number Change. Unless the shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Board Directors Number Change.

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PROPOSAL NO. 4.

AUTHORIZE THE BOARD OF THE DIRECTORS OF THE COMPANY TO CONVERT ALL OF THE SHARES HELD BY SHAREHOLDER 3888 INVESTMENT GROUP LIMITED INTO CLASS B COMMON STOCK

Background

Shareholder 3888 Investment Group Limited is the record owner of 1,516,668 Common Shares and is the majority holder of the Company's Shares. The sole owner of 3888 Investment Group Limited is Mrs. Fan Zhou, who may be deemed the beneficial owner of common shares held by 3888 Investment Group Limited. Mrs. Fan Zhou is the founder of our Company and has served as the Chief Executive Officer, Director and Chairperson of the Board of the Company. She resigned from the positions of the Chief Executive Officer and Chairperson of the Company on February 6, 2024.

The Company currently has one class of Common Shares. The Board recommends, as outlined in Proposal No. 1, that the Shareholders authorize the creation of three classes of common shares (as described in Proposal No.1). Upon approval of Proposal No. 1, Class A Common Stock shall have one (1) vote per share, while Class B Common Stock shall have one hundred (100) votes per share. The proposed conversion of all shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock is intended to consolidate voting power, thereby providing enhanced control to the majority shareholder to drive strategic decisions and growth initiatives.

Reasons for the Board’s Recommendation

Enhanced Strategic Control

By converting Shareholder 3888 Investment Group Limited’s shares into Class B Common Stock, the Company aims to provide its majority shareholder with greater voting power, enabling more decisive and strategic decision-making.

Stability and Long-Term Vision

Concentrated voting power with Shareholder 3888 Investment Group Limited will allow for a more stable governance structure and ensure that the Company can pursue its long-term strategic vision without undue interference.

Alignment of Interests

This conversion aligns the interests of the majority shareholder with the long-term success of the Company, fostering an environment where strategic initiatives can be implemented effectively.

Risks for Investors

Concentration of Voting Power

Converting Shareholder 3888 Investment Group Limited’s shares into Class B Common Stock (which have 100 votes per share) significantly increases the concentration of voting power in the hands of a single shareholder. This can reduce the influence of other shareholders on corporate decisions, potentially leading to governance issues and decisions that may not reflect the interests of minority shareholders.

Reduced Influence of Minority Shareholders

Minority shareholders may feel disenfranchised as their ability to impact decisions through voting is diminished. This can lead to a lack of checks and balances on the majority shareholder, potentially resulting in decisions that favor the majority shareholder’s interests over those of minority shareholders.

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Potential for Governance Issues

The significant voting power of Shareholder 3888 Investment Group Limited might result in governance practices that are less transparent and less accountable. This can lead to concerns about the oversight of management, potential conflicts of interest, and the overall direction of the Company.

Market Perception and Share Value

The market may perceive the increased concentration of power negatively, potentially impacting the Company's stock price. Investors might be concerned about the future governance and strategic direction of the Company, leading to a decrease in investor confidence and share value.

Potential for Strategic Misalignment

The strategic goals of Shareholder 3888 Investment Group Limited might not align with those of other investors. This misalignment can lead to strategic decisions that benefit the majority shareholder but may not necessarily enhance the overall value of the Company or align with the broader investor base’s interests.

Regulatory and Legal Risks

The conversion of shares could attract scrutiny from regulatory bodies, especially if minority shareholders feel unfairly treated. Potential legal challenges or regulatory interventions could arise, leading to increased costs and uncertainty for the Company and its shareholders.

Additional Notes for Shareholders

Shareholders are encouraged to vote in favor of this proposal. The Board believes that converting Shareholder 3888 Investment Group Limited’s shares into Class B Common Stock will enhance the Company’s governance and support its strategic objectives, thereby benefiting all Shareholders in the long term.

Shareholder Resolution:

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the "Shares Conversion").

RESOLVED THAT:

1.	The Board of Directors of the Company be and is hereby authorized to convert all the shares held by Shareholder 3888 Investment Group Limited into Class B Common Stock, subject to compliance with all applicable laws and regulations.

2.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution, including making any necessary filings and obtaining any required approvals.

Schedule D

The complete Shareholder’s Resolution is provided in Schedule D accompanying this proxy statement.

Vote Required to Approve Proposal No. 4

For the Shares Conversion to be approved, at least a majority of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Shares Conversion. Unless the shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Shares Conversion.

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PROPOSAL NO. 5.

AUTHORIZE THE BOARD OF DIRECTORS TO APPROVE THE ISSUANCE OF CLASS A COMMON STOCK AND CLASS C CAPITAL STOCK

Background

The Board of Directors believes that authorizing the issuance of Class A Common Stock and Class C Capital Stock is essential for the Company’s growth and strategic development. Class A Common Stock will provide a means to raise capital while maintaining voting equity, as these shares have one (1) vote per share. Class C Capital Stock, which has no voting rights, can be used to attract investment without diluting the voting power of existing shareholders. This flexibility will enable the Company to pursue various financing opportunities and strategic partnerships.

Reasons for the Board’s Recommendation

Capital Raising

The ability to issue Class A Common Stock will provide the Company with a mechanism to raise additional capital needed for expansion, research and development, and other growth initiatives.

Strategic Flexibility

The issuance of Class C Capital Stock allows the Company to attract investment without affecting the voting power of existing shareholders, maintaining the current balance of control.

Investor Attraction

Offering different classes of shares with varied rights can appeal to a broader range of investors with diverse investment preferences, enhancing the Company's ability to secure necessary funding.

Growth and Development

The additional capital and strategic flexibility will support the Company’s efforts to expand its operations, enter new markets, and invest in innovative projects, thereby creating greater value for all shareholders.

Risks to Investors

Dilution of Ownership

The issuance of additional Class A Common Stock will dilute the ownership percentage of existing shareholders. This dilution can reduce the voting power and potential earnings per share for current shareholders, potentially lowering the value of their investment.

Market Perception

The market may perceive the issuance of new shares as a sign that the Company needs capital, which could be interpreted negatively. Negative market perception can affect investor confidence and lead to volatility in the stock price.

No Voting Rights for Class C Capital Stock

Class C Capital Stock do not have voting rights. Investors holding Class C Capital Stock will not have a say in corporate governance matters, potentially limiting their influence on important company decisions.

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Use of Proceeds

There is uncertainty about how the proceeds from the issuance of new shares will be used. If the capital raised is not used effectively to generate growth or improve the Company’s financial position, it could negatively impact the Company’s performance and shareholder value.

Regulatory and Compliance Risks

The issuance of new shares must comply with applicable securities laws and regulations. Any failure to comply with these regulations can lead to legal challenges, fines, and other penalties, which could negatively affect the Company’s reputation and financial health.

Management’s Discretion

The Board of Directors will have broad discretion to issue new shares. There is a risk that the Board’s decisions regarding the issuance of new shares may not align with the interests of all shareholders, potentially leading to conflicts of interest.

Increased Supply of Shares

The increase in the number of shares available in the market can affect the stock’s supply-demand dynamics. An increased supply of shares without a corresponding increase in demand could result in a decrease in the share price.

Shareholders will be asked at the Meeting to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the "Board Share Issuance").

RESOLVED THAT:

1.	The Board of Directors of the Company be and is hereby authorized to approve the issuance of Class A Common Stock and Class C Capital Stock as deemed necessary for the development and growth of the Company's business, subject to compliance with all applicable laws and regulations.

2.	The Articles of the Company be amended to reflect this authorization, including the terms, rights, preferences, and limitations of the Class A Common Stock and Class C Capital Stock.

3.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution, including making any necessary filings and obtaining any required approvals.

Schedule E

The complete Shareholder’s Resolution is provided in Schedule E accompanying this proxy statement.

Vote Required to Approve Proposal No. 5

For the Board Share Issuance to be approved, at least a majority of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Board Share Issuance. Unless the Shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Board Share Issuance.

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PROPOSAL NO. 6.

AUTHORIZE THE BOARD OF DIRECTORS TO TRANSACT SUCH OTHER BUSINESS AS MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

Background

The Board of Directors seeks authorization to transact any additional business that may properly come before the Meeting or any adjournment thereof. This proposal ensures that the Board has the flexibility to address any matters that were not contemplated at the time of issuing the Meeting notice but may arise and require shareholder action. This flexibility is crucial for efficiently managing the Company’s affairs and responding to unforeseen circumstances.

Reasons for the Board’s Recommendation

Flexibility

Authorizing the Board to transact other business provides the necessary flexibility to address unexpected issues or opportunities that may arise.

Efficiency

This authorization ensures that the Company can respond promptly and effectively to new developments without the need to convene a separate shareholders' meeting.

Comprehensive Governance

Allowing for the transaction of other business as necessary supports comprehensive governance by ensuring all pertinent matters can be addressed in a timely manner.

Shareholder Resolution

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the following special resolution (the "Other Business").

RESOLVED THAT:

1.	The Board of Directors of the Company be and is hereby authorized to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

2.	Any director or officer of the Company be, and each of them hereby is, authorized and directed, for and on behalf of the Company, to execute and deliver all such documents and to do all such other acts and things as may be necessary or desirable to give effect to the foregoing resolution, including making any necessary filings and obtaining any required approvals.

Schedule F

The complete Shareholder’s Resolution is provided in Schedule F accompanying this proxy statement.

Vote Required to Approve Proposal No. 6

For the Board Share Issuance to be approved, at least a majority of the common shares voted on the resolution must be cast FOR the proposal.

Board Recommendation

The Board unanimously recommends that Shareholders vote in favor of the Board Share Issuance. Unless the Shareholder has specifically instructed otherwise in the form of proxy, the persons named in the accompanying proxy will vote for the approval of the Board Share Issuance.

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GENERAL

At the date of this Proxy Statement, the Board has no knowledge of any business which has been presented for consideration at the Meeting other than that described above.

Present officers, directors and other employees of the Company may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. The Company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners. All expenses of solicitation of proxies will be borne by the Company.

By Order of the Board of Directors,

/s/ Zhong Chen

Zhong Chen

Chief Executive Officer

Dated: July 18, 2024

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APPENDIX A

AMENDMENT OF THE ARTICLES OF INCORPORATION

of

VISIONARY HOLDINGS INC.

The Articles of Incorporation of Visionary Holdings Inc. shall be amended in Section 7, Schedule A, section titled “Common Shares”, by entirely replacing the current preamble and subsection (a). Section “Common Shares” subsections (b) and (c) shall remain unchanged.

The amended section “Common Shares” preamble and subsection (a) shall read as follows:

Common Shares of the Company consist of Class A Common Stock, Class B Common Stock, and Class C Capital Stock.

Common Stock: A statement of the designations of each class of Common Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

Voting Rights of Class A and Class B Common Stock:

1.	Except as otherwise provided herein or by applicable law, the holders of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

2.	Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.	Each holder of shares of Class B Common Stock shall be entitled to one hundred (100) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

Class C Capital Stock: A statement of the designation of the Class C Capital Stock and the powers, preferences, rights, qualifications, limitations, or restrictions thereof is as follows:

1.	Voting Rights of Class C Capital Stock: Except as otherwise required by applicable law, shares of Class C Capital Stock shall have no voting power and the holders thereof, as such, shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

2.	Conversion upon Liquidation of Class C Capital Stock: Immediately prior to the earlier of (a) any distribution of assets of the Corporation to the holders of the Common Stock in connection with a voluntary or involuntary liquidation, dissolution, distribution of assets, or winding up of the Corporation, or (b) any record date established to determine the holders of capital stock of the Corporation entitled to receive such distribution of assets, each outstanding share of the Class C Capital Stock shall automatically, without any further action, convert into and become one (1) fully paid and nonassessable share of Class A Common Stock. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class C Capital Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class C Capital Stock into shares of Class A Common Stock.

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APPENDIX B

AMENDMENT OF THE ARTICLES OF INCORPORATION

of

VISIONARY HOLDINGS INC.

The Articles of Incorporation of Visionary Holdings Inc. shall be amended in Section 7, Schedule A, by replacing the entire current section titled "Preference Shares". The amended section “Preference Shares” shall read as follows:

Preference Shares

The Board of Directors is authorized, subject to any limitations prescribed by law, to provide for the issuance of shares of Preference Shares in series, and to establish from time to time the number of shares to be included in each such series, and to fix the designation, power, preferences, and rights of the shares of each such series and any qualifications, limitations, or restrictions thereof. Except as otherwise required by law, holders of Common Shares shall not be entitled to vote on any amendment to the Articles of Incorporation that relates solely to the terms of one or more outstanding series of Preference Shares if the holders of such affected series are entitled, either separately or together as a class with the holders of one or more other such series, to vote thereon by law or pursuant to the Articles of Incorporation.

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